Exhibit 99.1

SCAILEX CORPORATION LTD (“SCAILEX”)

30th July 2007

To	To
The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Canfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(through the Magna)	(through the Magna)

Re: Purchase of Shares in Oil Refineries Ltd. (“ORL”)

Scailex hereby gives notice that Petroleum Capital Holdings Ltd (“PCH”), a subsidiary under the control of Scailex (80.1%), last week purchased, on aggregate, an additional 21,316,069 ordinary shares of NIS 1.00 n.v. of ORL, constituting about 1.07% of ORL’s share capital, on the Tel Aviv Stock Exchange. PCH paid an overall sum of about NIS 73,848,306 for these shares, in accordance with an average price of about NIS 3.464 per share.

In consequence of the said purchase, PCH’s holdings in ORL increased to 289,171,842 shares, constituting 14.46% of ORL’s issued share capital.

As set forth in the Company’s immediate report of 10th May 2007, including the supplementary report thereto of 25th July 2007 (“the previous report”), on receiving the necessary approvals (as defined in the previous report), PCH will enter into an agreement for the joint control of ORL together with Israel Corporation Ltd, as set forth in the previous report. It is noted that the necessary approvals have not yet been received.

Scailex Corporation Ltd